File No. 70-10160

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3
TO FORM U-1

APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

OHIO VALLEY ELECTRIC CORPORATION
3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
(Name of company filing this state-ment and
addresses of principal execu-tive offices)

* * *

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215

FIRSTENERGY CORP.
76 South Main Street, Akron, Ohio 44308

(Name of top registered holding company
parent of each applicant or declarant)

* * *

Susan Tomasky, Executive Vice President
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215

John B. Keane, General Counsel
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215

Mark S. Tibberts
Brian E. Chisling
Simpson Thacher & Bartlett LLP
425 Lexington Ave., New York, New York 10017
Counsel for Ohio Valley Electric Corporation
(Names and addresses of agents for service)

Ohio Valley Electric Corporation (“OVEC”), an electric public utility subsidiary of American Electric Power Company, Inc. (“AEP”) and FirstEnergy Corp. (“FirstEnergy”), each a holding company registered under the Public Utility Holding Company Act of 1935 (“1935 Act”), hereby amends its Application-Declaration on Form U-1 in File No. 70-10160, as follows:

1. By amending and restating Item 1 in its entirety:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A. Background and Requested Authority

OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation (“IKEC”), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, FirstEnergy and other investor-owned utilities or utility holding companies (or, in the case of Buckeye Power Generating, LLC (“Buckeye”), a wholly-owned subsidiary of Buckeye Power, Inc., a generation and transmission rural electric cooperative). The owners and their respective ownership percentages are: Allegheny Energy, Inc., a holding company registered under the 1935 Act (“Allegheny”) (3.5%); AEP (39.17%); Buckeye (9.0%); The Cincinnati Gas & Electric Company (“CG&E”), a subsidiary of Cinergy Corp., a holding company registered under the 1935 Act (9.0%); Columbus Southern Power Company (“CSPCo”), a subsidiary of AEP (4.3%); The Dayton Power and Light Company (“DP&L”), a subsidiary of DPL Inc., an exempt public utility holding company (4.9%); Kentucky Utilities Company (“KU”), a subsidiary of E.ON AG, a holding company registered under the 1935 Act (2.5%); Louisville Gas and Electric Company (“LG&E”), also a subsidiary of E.ON AG (5.63%); Ohio Edison Company, a subsidiary of FirstEnergy (16.5%); Southern Indiana Gas and Electric Company (“SIGCo”), a subsidiary of Vectren Corporation, an exempt public utility holding company (1.5%); and The Toledo Edison Company, also a subsidiary of FirstEnergy (4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement (“ICPA”), with the exception of Buckeye1

OVEC was formed in the early 1950s by a group of holding companies and utilities located in the Ohio Valley region in response to the request of the United States Atomic Energy Commission (“AEC”) to supply the electric power and energy necessary to meet the needs of a uranium enrichment plant being built by the AEC in Pike County, Ohio.

OVEC owns two coal-fired generating stations: (1) the Kyger Creek Plant in Cheshire, Ohio, which has a generating capacity of 1,075 megawatts, and (2) the Clifty Creek Plant in Madison, Indiana, which has a generating capacity of 1,290 megawatts and is owned by OVEC’s wholly owned subsidiary, Indiana-Kentucky Electric Corporation. Upon its formation, OVEC entered into two principal power sales agreements: (i) the DOE Power Agreement, which was between OVEC and the United States of America, currently acting by and through the AEC’s successor, the Secretary of Energy, the statutory head of the United States Department of Energy (“DOE”) and (ii) the ICPA, which is among OVEC and each of the owners of OVEC’s stock or an affiliate of such an owner (such owners and affiliates, the “Sponsoring Companies”)2

In order to supply the significant power and energy needs of the DOE’s Ohio enrichment facility, the DOE Power Agreement entitled the DOE to essentially all of the generating capacity of OVEC’s generating facilities. The ICPA was intended to complement OVEC’s supply of power and energy under the DOE Power Agreement. It grants to the Sponsoring Companies certain rights to surplus energy not needed to serve the uranium enrichment plant. As a result of the DOE’s termination of the DOE Power Agreement as of April 30, 2003, each of the Sponsoring Companies currently is entitled to its specified share of all net power and energy produced by OVEC’s two generating stations. In return, the ICPA requires the Sponsoring Companies to pay their share of all of OVEC’s costs resulting from the ownership, operation and maintenance of its generation and transmission facilities, including the costs of financings, except those costs that were paid by the DOE.

Under the Commission’s order dated December 30, 2003(HCAR No. 35-27791) (the “Order”) in File No. 70-10160, OVEC was authorized to incur short-term indebtedness through the issuance and sale of notes to banks or other financial institutions in an aggregate amount not to exceed $200,000,000 outstanding at any one time, from time to time through December 31, 2006, as funds may be required, provided that no such notes shall mature later than June 30, 2007.

Under the terms of the Order, the Commission reserved jurisdiction, pending completion of the record, over the issuance and sale by OVEC of short-term indebtedness in excess of $100,000,000. OVEC now requests that the Commission release jurisdiction over the request for OVEC to incur short-term indebtedness of up to $200,000,000.

The operation of OVEC’s generating stations requires the storage of substantial quantities of coal to ensure the availability of power to its customers. OVEC has used short-term debt to finance the coal inventory at its generating stations. OVEC requested $200 million of authority in 2003 in anticipation of increased costs of inventories (fuel, SO2 and NOX allowances) and future capital improvement projects that would necessitate interim financing prior to the issuance of long term debt. OVEC will incur additional expenses in 2005-2006 including: (1) up to $80 million for OVEC's 80% Powder River Basin/20% Eastern fuel switch project at its Kyger Creek Plant; (2) preliminary analysis and engineering and design work on Clean Air Act Title IV and Clean Air Interstate Rule/Clean Air Mercury Rule compliance plans needed by 2010; and (3) the need for 50,000 additional SO2 allowances per year during 2006-2009, at current prices approaching $800 per allowance. These additional short-term debt needs will exceed the present $100 million authorization. The proceeds of the short-term debt incurred by OVEC will be added to its general funds and used to pay for these and other general obligations and for other corporate purposes.

Notes will mature not more than 365/366 days after the date of issuance or renewal thereof; provided that no note will mature later than June 30, 2007. Notes will be offered at terms consistent with those of similar companies, and will bear interest at an annual rate not greater than the prime commercial rate of Citibank, N.A. (or any successor thereto) in effect from time to time. Any such credit arrangements may require payment of a fee that is not greater than 1/2 of 1% of the size of the line of credit made available by the bank and the maintenance of additional balances of not greater than 20% of the line of credit. Any other line of credit fees will be consistent with fees paid for like transactions. The maximum effective annual interest cost under the above arrangements, assuming full use of the line of credit, will not exceed 125% of the prime commercial rate in effect from time to time, or not more than 7.5% on the basis of a prime commercial rate of 6%.

OVEC is not consolidated with AEP, CSPCo, FirstEnergy, Ohio Edison or Toledo Edison (collectively, the “Associate Companies”) for GAAP or financial reporting purposes. The Associate Companies account for OVEC on a cost basis, not the equity method. As such, the amount of the Associate Companies’ original investments in OVEC does not change. Instead, OVEC pays quarterly dividends to its owners.

As of March 31, 2005, OVEC’s consolidated capitalization consisted of 97.2% debt and 2.8% common equity and retained earnings (consisting of 100,000 shares of common stock). Maintaining a relatively low common equity ratio lowers OVEC's cost of capital and thus allows OVEC to sell electricity to the Sponsoring Companies at a lower cost.

Certificates of notification pursuant to Rule 24 would continue to be filed quarterly when there are outstanding borrowings in any quarter.

B. Compliance with Rule 54

The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the terms of the Commission’s order approving FirstEnergy’s acquisition of GPU, Inc. (HCAR No. 27459, dated October 29, 2001) (the “Merger Order”), as modified by the order dated June 30, 2003 (HCAR No. 27694) (the “2003 FirstEnergy Financing Order”), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), of $1.9 billion as of March 31, 2005, would be $950 million. The Merger Order, as modified by the 2003 FirstEnergy Financing Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order (“Current Investments”) and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy’s operating utilities (“GenCo Investments”). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments (“Other Investments”) will not exceed $1.5 billion (the “Modified Rule 53 Test”). Under the Merger Order and 2003 FirstEnergy Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

As of March 31, 2005, FirstEnergy’s “aggregate investment” in EWGs and FUCOs was approximately $1 billion,3   an amount significantly below the $5 billion amount authorized in the Merger Order, as modified by the 2003 Financing Order. Additionally, as of March 31, 2005, “consolidated retained earnings” were $1.9 billion. By way of comparison, FirstEnergy’s consolidated retained earnings as of March 31, 2002 were $1.52 billion.

In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy’s consolidated capitalization resulting from FirstEnergy’s investments in EWGs and FUCOs. As of March 31, 2005, FirstEnergy’s consolidated capitalization consisted of 43.4% common equity, 1.2% cumulative preferred stock, 53.8% long-term debt and 1.6% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy’s capitalization. Further, since the date of the Merger Order, FirstEnergy’s investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy’s writedowns of its investments in Avon Energy Partners Holdings (“Avon”) and GPU Empresa Distribuidora Electrica Regional S.A. (“Emdersa”).4

Further, since the date of the Merger Order, and, after taking into account the effects of the merger, there has been no material change in FirstEnergy’s level of earnings from EWGs and FUCOs.

FirstEnergy’s operating public-utility subsidiaries remain financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those public-utility subsidiaries of FirstEnergy that have ratings:

Subsidiary	Standard & Poor’s5	Moody’s6 .	Fitch[7]
Ohio Edison	BBB	Baa1	BBB+
Cleveland Electric	BBB-	Baa2	BBB-
Toledo Edison	BBB-	Baa2	BBB-
Penn Power	BBB	Baa1	BBB+
JCP&L	BBB+	Baa1	BBB+
Met-Ed	BBB	Baa1	BBB+
Penelec	BBB	Baa1	BBB+

FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

* * *

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At March 31, 2005, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $211 million, or about 11% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($1.962 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP’s Utility Subsidiaries8  , their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of March 31, 2005, AEP’s consolidated capitalization consisted of 59.8% debt, 40.2% common and preferred equity (consisting of common stock representing 39.9% and $61 million principal amount of preferred stock representing 0.3%).

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of March 31, 2005, S&P’s rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P’s rating of AEP’s unsecured debt was BBB as of March 31, 2005.

2. By amending and restating Item 2 in its entirety:

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in the Post-Effective Amendment are estimated not to exceed $2,000, excluding the cost associated with any financing authorized hereunder.

3. By amending Item 6 by filing the follow Exhibits and Financial Statements:

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

A. Exhibits.

B Loan Agreement [To be filed with Rule 24 certificate].

B. Financial Statements.

(1)	Balance Sheet as of March 31, 2005 and Statements of Income and Retained Earnings for the 12 months ended March 31, 2005 of OVEC and its subsidiaries consolidated [previously filed].

(2)
Balance Sheet as of December 31, 2004 and Statements of Income and Retained Earnings for the 12 months ended December 31, 2004 of OVEC and its subsidiaries consolidated, including notes to financial statements [previously filed].

(3)	OVEC projected working funds flow statement [previously filed].[9]

(4)	AEP’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the period ended March 31, 2005 [Incorporated by reference].

(5)	FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the period ended March 31, 2005 [Incorporated by reference].

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

OHIO VALLEY ELECTRIC CORPORATION

By:	/s/ David L. Hart
Vice President

Dated: July 29, 2005

Footnotes:

1  Buckeye will become a party to the ICPA no later than March 13, 2006 as a result of a pending assignment from a subsidiary of Allegheny.

2  The Sponsoring Companies are: Allegheny Energy Supply Company, LLC, a subsidiary of Allegheny; Appalachian Power Company, a subsidiary of AEP; CG&E; CSPCo; DP&L; FirstEnergy Generation Corp., a subsidiary of FirstEnergy; Indiana Michigan Power Company, a subsidiary of AEP; KU; LG&E; Monongahela Power Company, a subsidiary of Allegheny; Ohio Power Company, a subsidiary of AEP; and SIGCo..

3  This $1 billion amount represents Current Investments only. As of March 31, 2005, FirstEnergy had no GenCo Investments

4   At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU’s former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa’s parent company. FirstEnergy included in discontinued operations Emdersa’s net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U. S. dollars denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. (“EGSA”), GPU Power’s Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations of $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos (“TEBSA”) for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.

5  Standard  & Poor's Rating Services

6  Moody's Investors Services, Inc.

7  Fitch, Inc.

8  Appalachian Power Company (“APCo”), Columbus Southern Power Company (“CSPCo”), Indiana Michigan Power Company (“I&M”), Kentucky Power Company (“KPCo”), Ohio Power Company (“OPCo”), AEP Texas Central Company (“TCC”), Public Service Company of Oklahoma (“PSO”), Southwestern Electric Power Company (“SWEPCo”) and AEP Texas North Company (formerly West Texas Utilities Company) (“TNC”), collectively, the “Utility Subsidiaries”).

9  Applicants requested confidential treatment pursuant to Rule 104(b), 17 C.F.R. §250.104(b).